Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

News Item Published in the Media on December 26 2007

We wish to inform the market that Itaú and Itaúsa are examining the possibility of the acquisition, through a subsidiary of Banco Itaú Europa, S.A. in the United States, of BBVA’s Latin American private banking operations, conducted through its Miami branch. If the acquisition is finalized, it will involve the payment of a price of less than US$ 100 million, this price being immaterial both in relation to Itaú and Itaúsa, and also BBVA.

São Paulo, December 26 2007.

ITAÚSA - INVESTIMENTOS ITAÚ S.A.	BANCO ITAÚ HOLDING FINANCEIRA S.A.
HENRI PENCHAS	ALFREDO EGYDIO SETUBAL
Investor Relations Director	Investor Relations Director